

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 22, 2007

via U.S. Mail

Mr. John Works, President & Chief Executive Officer
Rancher Energy Corp.
999-18th Street, Suite 1740
Denver, Colorado 80202

> **Re:** **Rancher Energy Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 10, 2007**
> **File No. 333-141086**
>
> **Form 10-K/A-3 for the fiscal year ended March 31, 2007**
> **Filed October 10, 2007**
> **File No. 0-51425**

Dear Mr. Works:

We have reviewed the response letter and the amended filings, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed October 10, 2007

1.   Please include updated disclosure in your next amendment to discuss the results
        of the financing you expect to close in the next several days. We note that you
        have negative cash flow from operating activities and a substantial working
        capital deficiency. We may have additional comments.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

        the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

        the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Gary Newberry at (202) 551-3761 or Shannon Buskirk at (202) 551-3717 if you have questions regarding any accounting matters. Direct your questions regarding any engineering matters to James Murphy, Petroleum Engineer, at (202) 551-3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        S. Buskirk
        J. Murphy
        T. Levenberg
        C. Moncada-Terry

        VIA FACSIMILE

        Robert M. Bearman
        Patton Boggs LLP
        303-894-9239